UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
                                             -----------------------------
Certificate of Accounting of Securities and  OMB Number:         3235-0360
Similar Investments in the Custody           Expires:        July 31, 2009
of Management Investment Companies           Estimate average burden hours
                                               per response . . . . .  1.0

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------------------

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1. Investment Company Act File Number:        Date examination completed:

811-05430                                     June 25, 2008

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2. State Identification Number:

AL             AK             AZ             AR             CA           CO
CT             DE             DC             FL             GA           HI
ID             IL             IN             IA             KS           KY
LA             ME             MD             MA             MI           MN
MS             MO             MT             NE             NV           NH
NJ             NM             NY             NC             ND           OH
OK             OR             PA             RI             SC           SD
TN             TX             UT             VT             VA           WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

SSgA Funds
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4. Address of principal executive office (number,street,city,state,zip code):

909 A Street
Tacoma, WA 98401

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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT









REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees
SSgA Funds

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that SSgA Funds, comprising SSgA Money Market Fund, SSgA US Government Money Market Fund, SSgA Prime Money Market Fund, SSgA Tax Free Money Market Fund, SSgA US Treasury Money Market Fund, SSgA Yield Plus Fund, SSgA Bond Market Fund, SSgA Intermediate Fund, SSgA High Yield Bond Fund, SSgA Disciplined Equity Fund, SSgA Small Cap Fund, SSgA Core Opportunities Fund, SSgA Tuckerman Active REIT Fund, SSgA Aggressive Equity Fund, SSgA IAM Shares Fund, SSgA Concentrated Growth Opportunities Fund (Formerly SSgA Large Cap Growth Opportunities Fund), SSgA Large Cap Value Fund, SSgA Directional Core Equity Fund, SSgA Enhanced Small Cap Fund, SSgA Emerging Markets Fund, SSgA International Stock Selection Fund, SSgA International Growth Opportunities Fund, SSgA Life Solutions Balanced Fund, SSgA Life Solutions Growth Fund, and SSgA Life Solutions Income and Growth Fund (collectively the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of May 31, 2007. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2007, and with respect to agreement of security purchases and sales, for the period from November 30, 2006 (the date of our last examination) through May 31, 2007:

1. Confirmation of all securities held by institutions in book entry form on behalf of State Street Corporation ("SSC"), the Funds' custodian, by the Federal Reserve Bank of Boston and The Depository Trust Company;

2. Confirmation of foreign securities held by various Sub-custodians in book entry form with the exception of foreign securities held by SSgA Emerging Markets Fund and SSgA International Stock Selection Fund representing approximately 1% and 7% respectively, of each of the funds market value. SSgA Emerging Markets Fund, SSgA International Growth Opportunities Fund and SSgA International Stock Selection Fund held securities representing approximately 0.14%, 13% and 17% respectively, of each of the funds total market value whose existence was confirmed with an SSC affiliated sub-custodian;

3. Performed alternative procedures to confirm balances of all investments in affiliated funds whose transfer agent is Boston Financial Data Services, Inc.;

4. For securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents, confirmed or verified the subsequent settlement of the security to cash records provided by SSC or agreed to term sheets or broker statements obtained from SSC with the exception of some short term securities held by SSgA Money Market Fund, SSgA Yield Plus Fund, SSgA Prime Money Market Fund, SSgA Bond Market Fund, and SSgA Intermediate Fund representing approximately 0.4%,
0.11%, 1.25%, 1%, and 1% respectively, of each of the funds total market value;

5. Reconciliation of all such securities to the books and records of the Funds and SSC;

6. Confirmation or verification of the subsequent settlement to cash records provided by SSC of all repurchase agreements with brokers/banks and agreement of underlying collateral with SSC's records; and

7. Agreement of 25 security purchases and 25 security sales or maturities since our last report from the books and records of the Funds to trade authorizations provided by SSC.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that SSgA Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2007 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



/s/Deloitte & Touche LLP
Boston, Massachusetts

June 25, 2008











Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940

We, as members of management of SSgA Money Market Fund, SSgA US Government Money Market Fund, SSgA Prime Money Market Fund, SSgA Tax Free Money Market Fund, SSgA US Treasury Money Market Fund, SSgA Yield Plus Fund, SSgA Bond Market Fund, SSgA Intermediate Fund, SSgA High Yield Bond Fund, SSgA Disciplined Equity Fund, SSgA Small Cap Fund, SSgA Core Opportunities Fund, SSgA Tuckerman Active REIT Fund, SSgA Aggressive Equity Fund, SSgA IAM Shares Fund, SSgA Concentrated Growth Opportunities Fund (formerly SSgA Large Cap Growth Opportunities Fund), SSgA Large Cap Value Fund, SSgA Directional Core Equity Fund, SSgA Enhanced Small Cap Fund, SSgA Emerging Markets Fund, SSgA International Stock Selection Fund, SSgA International Growth Opportunities Fund, SSgA Life Solutions Balanced Fund, SSgA Life Solutions Growth Fund, and SSgA Life Solutions Income and Growth Fund (collectively the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of May 31, 2007, and from November 30, 2006 through May 31, 2007.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2007, and from November 30, 2006, through May 31, 2007, with respect to securities reflected in the investment accounts of the Funds.


SSgA

By:


James Ross
President & Principal Executive Officer



Mark Swanson
Treasurer and Principal Accounting Officer


June 25, 2008